VEON enters the final stages in the sale of its Russia operations Amsterdam, Netherlands, 30 May 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on 24 November 2022. According to the terms of the VEON Bonds, the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation. Both conditions to cancellation have now been met. Kaan Terzioğlu, CEO of VEON Group, said: “The cancellation of VEON’s Eurobonds will pave the way for VEON to exit Russia in a way that we believe to be the optimal outcome for all our stakeholders – including our investors, creditors, customers and employees. This cancellation is a non-cash transaction necessary for our timely exit from Russia; and protects VEON and its investors from a risk of double payments in the future. We look forward to the completion of this cancellation, a milestone in the closing of the sale of VEON’s Russia operations.” About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in 6 dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the closing of the transactions described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S.

federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information Contact informa,on VEON Senior Communications Manager Anna Ivanova-Galitsina pr@veon.com TUVA Partners Managing Partner Julian Tanner Julian.tanner@tuvapartners.com